John Cash United States Securities and Exchange Commission Division of Corporate Finance 100 F Street. N.E. Washington, D.C. 20549 United States

March 8, 2007

Re:	Akzo Nobel N.V. Form 20-F for the year ended December 31, 2005 File No. 0-17444

Dear Mr. Cash

Below you will find our responses to your follow-up comment letter of January 4, 2007 (the “Letter”). Our responses are numbered to coincide with your numbered comments 1 through 11 in the Letter. We would hope to discuss our responses with you prior to any formal response from the Staff, if that would be acceptable to you.

In some of our responses, we have agreed to change or supplement the disclosures in our filings. We are doing that in the spirit of cooperation with the Staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any amendment to our filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient.

We would suggest that a formal amendment to the 2005 Form 20-F should not be necessary as we do not believe that the supplemental disclosures called for by the Letter individually or in the aggregate are material. However, they will be dealt with in a manner consistent with the attached response in the 2006 Form 20-F.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005

Item 18 — Financial Statements

Summary of Significant Accounting Policies Used in Preparing the Consolidated Financial Statements – Deferred Income Tax, page 128

Comment 1

We note your response to our prior comment 2. We note that paragraph 81(g)(i) of lAS 12 requires the disclosure of the amount of the deferred tax asset or liability recognized in the balance sheet for each period presented for each type of temporary difference. It is unclear to us that the information on page 169 provides this disclosure since you are presenting gross numbers for each type of temporary difference, including both the recognized deferred tax asset and the unrecognized deferred tax asset, and then deducting the total unrecognized amount for all temporary differences to calculate the total recognized amount for all temporary differences. Please help us to understand how you determined that this presentation complies with paragraph 81 of lAS 12.

Response

In future filings, we will present in the footnotes the net amount of deferred tax assets as recognized in the balance sheet for each type of temporary difference. It should be noted that the valuation allowance (or unrecognized portion) shown for 2005 almost entirely relates to the net operating loss carryforward.

Consolidated Statement of Income, page 133

Comment 2

We note your response to our prior comments 6 and 7. In future filings, please consider disclosing your basis for not presenting the divested activities as discontinued operations.

Response

In future filings, we will disclose our basis for not presenting divested activities as discontinued operations, if applicable.

Comment 3

We note your response to our prior comment 8. The items included in “incidentals,” i.e. special benefits, results on divestments, restructuring and impairment charges, and charges related to major legal, antitrust, and environmental cases, appear to represent a classification of certain expenses by nature. All other expenses seen on your income statement appear to be classified by function. It remains unclear to us how you determined that this mixture of classifying expenses by nature and classifying expenses by function on the face of your income statement complies with paragraphs 88 and 94 of lAS 1, as this guidance appears to require each company to choose between classifying expenses by nature or by function. Additionally, we read in your response that you believe “it would be more appropriate for the reader to state these incidentals separately on the face of the statement of income rather than in the notes.” Given this statement, please tell us what consideration you gave to selecting a presentation of expenses by nature on the face of your income statement as the more relevant choice for your company in accordance with paragraphs 88 and 94 of lAS 1. Please advise.

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Response

In future filings, “incidentals” no longer will be presented as separate lines on the face of the statement of income. In the footnotes, any major incidental items included in the functional expense lines will be disclosed and described.

Comment 4

In future filings, please quantify in your footnotes the amount of depreciation and amortization expense that is classified outside of cost of sales. Refer to SAB Topic 11.B.

Response

In future filings, in the footnotes we will present the amount of depreciation and amortization expense classified outside cost of sales, if applicable.

Comment 5

Based on your response to our prior comment 9, we assume that you are proposing to present profit or loss attributable to minority interest and profit or loss attributable to equity holders as allocations of your total profit or loss. However, if you are proposing to present profit or loss attributable to minority interest in a manner similar to an item of income or expense within a calculation of profit or loss attributable to equity holders, please help us to understand how this proposed presentation complies with paragraphs 81-82 and BC 19 of IAS 1.

Response

What we are proposing in our response is to present profit or loss attributable to minority interest and profit or loss attributable to equity holders as allocations of total profit or loss.

Consolidated Statement of Cash Flows, page 134

Comment 6

We note your response to comment 11 and have the following comments:

•

We note the reference in your response to paragraph 16(e) of lAS 7, and we read in your response that “these amounts are expected to be repaid to the company over a period of several years.” Please confirm to us, if true, that these portions of your response solely refer to the EUR 100 million loan to APF, and not to the EUR 50 million prepaid pension premiums; otherwise, please explain these

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statements to us in more detail.

•

For the EUR 100 million loan to APF, please help us to better understand why you believe that this loan would be required to be classified as cash flows from operating activities under US GAAP and investing activities for lAS. Please explain to us in more detail the distinction you are making between the classification of this cash payment for US GAAP and lAS purposes.

•

You indicate that the EUR 50 million is a prepayment of pension premiums. We also read in your response that this is a long-term asset and you therefore believe it should be classified as an investing activity based on the definitions in lAS 7. However, we note the introductory language to paragraphs 14 and 16 of lAS 7, which provides more detail concerning the nature of operating and investing activities. Based on this introductory language, it appears that the characteristics of the prepaid pension premiums may more closely fit paragraph 14 as being derived from your principal revenue-producing activities, rather than paragraph 16’s description of cash flows from investing activities representing expenditures made for resources intended to generate future income and cash flows. Please advise.

Response

•

The EUR 100 million loan in principle will be repaid after 5 years. However, this repayment is conditional upon the funding status of the Akzo Nobel Pension Fund (APF) in the Netherlands at the moment of repayment, which should at least be 130% (assets reflecting 130% of APF’s liabilities, based on the local GAAP accounts of APF). If after the 5-year period, the funding status is below 130%, repayment is postponed until the 130% threshold is surpassed in future years.

In addition, the company funded APF with EUR 50 million, which is also to be seen as a loan to APF. The redemption of this loan will not take place through payments by APF directly, but by retaining future employee pension premiums withheld from the employees’ salaries, until the EUR 50 million has been recovered. It is expected that this will take a period of 3 to 4 years, depending on the workforce development in the Netherlands. It probably would have been more accurate to label the EUR 50 million as a loan rather than as prepaid pension premium, because the latter was only indicative of the method of refunding the loan.

•

For US GAAP purposes the pension scheme is accounted for as a defined benefit scheme and, accordingly, the EUR 100 million loan is included in the pension plan assets. Thus this amount becomes part of the calculation of the accrued of prepaid pension cost which is to be included in the company’s balance sheet.

As a consequence, the EUR 100 million loan for US GAAP represents pension funding and therefore is an element of the cash flow from operating activities. The amount is not included in the balance sheet as a loan and as a result cannot be treated as cash flow for investing activities.

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For IFRS, the scheme qualifies as a defined contribution scheme and is accounted for as such. Due to the new arrangement, the company no longer is liable for any additional funding in case of a too low financing situation at APF. As a consequence, the actuarial and investment risk related to APF no longer rest with the company anymore. Therefore, for IFRS it became a defined contribution scheme. See also our response to comment 7 below

As a result of the classification as a defined contribution scheme, the loan is recognized as a financial noncurrent asset. It is an expenditure made for resources intended to generate future income and cash flows. This future income is the interest paid on the loan and the future cash flows are the collection of this interest and the redemption of the loan itself. Applying IAS 7, paragraph 16 in particular under (e), management has classified the funding of the loan as a cash flow arising from investing activities.

•

In order to let the pension fund have a good financial starting position at the implementation of the new arrangement, the company also funded APF with EUR 50 million. This was a temporary investment made in order for the company to be able to reach this new agreement with its social partners. As described above, the EUR 50 million will be recovered by retaining future employee pension premiums withheld from the employees’ salaries, which at inception was expected to take some 3 to 4 years depending on the Akzo Nobel workforce developments in the Netherlands. Similar to the EUR 100 million loan, this loan therefore was also recognized as a financial noncurrent asset. It was an expenditure made for resources which in future would result in a lower cash outflow, due to retaining the withheld pension premiums on the employees’ salaries.

In future filings, we will disclose both items as loan, i.e. we will not refer to the EUR 50 million as prepaid pension premiums anymore, We will disclose the most important terms of these loans, as well as how and when we assess these loans for impairment.

Note 13 – Long-term Liabilities – Provisions for Pensions, page 148

Comment 7

We note your response to our prior comment 14. Please help us to better understand why the changes to your pension plan in the Netherlands would not constitute a settlement of this plan under US GAAP in accordance with paragraph 3 of SFAS 88. In this regard, your response indicates that going forward you will pay a fixed annual premium into this fund, and you will not be liable for additional funding if the plan is underfunded. Clarify whether your fixed annual premium is an annuity contract as defined by paragraph 5 of SFAS 88. Also tell us who is liable if the APF is underfunded, since we note from your response that the pension benefits for the employees did not change.

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Response

At the end of 2005, the funding relation between the company and the Akzo Nobel Pension Fund in the Netherlands (APF) was changed. Going forward, the company is only required to pay a fixed annual premium into the fund, which for the next five years has been set at 20% of the pensionable salaries of the active employees. This is not an annuity contract as defined by paragraph 5 of SFAS 88. In the hypothetical case that there would be no active employees in the Netherlands, the company would not have to make further contributions to the plan.

Under the new arrangement, the company is not liable for additional funding in case of a too low financing situation at the APF. As a consequence, the actuarial or investment risk related to APF does not rest with the company. If the funding level of APF is too low in relation to the fund’s liabilities towards the insured participants, the participants’ entitlements would be cut so as to reduce APF’s liabilities to such level that these reduced liabilities will match with the plan assets available. Therefore, no party is liable in case APF’s funding level is too low.

SFAS 87 paragraph 63 specifically prescribes that for a classification as a defined contribution plan, the plan has to provide an individual account for each participant. Please note that APF does not provide such individual accounts for each of the participants, it is a collective plan. Therefore, the plan for US GAAP does not qualify as a defined contribution scheme after the new arrangement came into effect. As a consequence, in accordance with SFAS 87 it remained a defined benefit scheme, so that the new arrangement cannot constitute a settlement for US GAAP purposes.

Comment 8

You indicate in your response to our prior comment 14 that “...the pension benefits for employees in itself did not change, unless in the future an underfunding situation might arise at the Akzo Nobel Pension Fund.” With reference to the lAS definitions of curtailment and settlement, please help us to understand whether the changes to this plan resulted in a curtailment, a settlement, or both. Please address any accounting consequences for lAS purposes regarding whether a curtailment and/or a settlement occurred.

Response

The new arrangement resulted in both a curtailment and a settlement. The curtailment constitutes the reduction in liabilities for future service of the employees for which the company no longer is liable. The settlement concerns the elimination of the further legal or constructive obligation for the benefits provided under the former defined benefit plan. For this settlement certain one-time payments were made.

As a result of the new arrangement a curtailment gain of EUR 552 million was recognized, which consists of a reduction of DBO of EUR 545 million and a proportionate elimination of unrecognized past service cost (EUR 4 million) and unrecognized gains (EUR 11 million).

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As a result of the settlement, a loss of EUR 420 million was recognized. The elimination of DBO amounted to EUR 4,030 million and plan assets of EUR 4,503 million. The attached release of unrecognized past service costs amounted to EUR 29 million and of unrecognized gains was EUR 82 million.

Note 18 – Incidentals, page 165

Comment 9

We note your response to the first bullet point of our prior comment 17. In future filings, please consider disclosing, if true, that certain immaterial impairment charges were included in Cost of Sales and Research and Development Expenses. We believe this disclosure would avoid any confusion for your investors who may wonder why the income statement line item labeled impairment charges does not appear to include all impairment charges discussed in your filing.

Response

In future filings, we will include an additional disclosure in the case that certain immaterial impairment charges were included on other lines in the statement of income.

Note 23 — Application of Generally Accepted Accounting Principles in the United States of America, page 170

Comment 10

We note your response to our prior comments 21 and 22. Please note that for US GAAP purposes, for any long-term provision to be discounted, the undiscounted amount of the liability must be reasonably objective and verifiable. In this regard, the undiscounted amount should be computed using explicit assumptions. In addition, the timing and amount of cash payments for each such liability must be fixed or reliably determinable. Please provide us with the following information:

•

For each type of provision specified in your response to our prior comment 22, please clarify the extent to which the undiscounted liability was determined internally or by third party experts. For any undiscounted amounts that were determined internally, please tell us in more detail why you believe your assumptions are reasonably objective and verifiable.

•

For each type of provision specified in your response to our prior comment 22, please provide us with more information about how you concluded that the timing and amount of cash payments for these liabilities is reliably determinable. To the extent that the timing and amount of cash payments was determined internally, please describe your historical experience as to whether your past

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cash payments have been consistent with your estimates of timing and amount.
•

To the extent that you conclude that any provisions that are discounted under IFRS do not qualify for discounting under US GAAP, please quantify for us the related amount that should have appeared in your US GAAP reconciliation and provide us with an analysis of whether such amount is material.

Response

•	Determination of undiscounted liabilities

Restructuring provisions

The undiscounted liabilities were internally determined. These can be determined reasonably objectively and verifiably as the future cash flows for termination benefits are based on the social plans as agreed with unions and works councils, agreements with employees etc. Also other exit costs can be determined reasonably objectively and verifiably based on the prevailing downsizing or closing plans. Based on these plans and contracts we concluded, reasonably objective and verifiable estimates of future cash flows can be made.

Environmental provisions

As indicated in our earlier response, the determination of the environmental provisions is based on a mixture of internally developed and third party expert estimates. For the larger environmental clean-up programs external experts are hired to develop the remediation programs. They also assist in discussions with local governments. As a result, estimates of the to be expected expenditures are obtained from these external experts. For the smaller plans internal environmental experts develop remediation programs where they draw on their expertise and long-term experience with similar environmental issues at other sites. Therefore, we concluded that the undiscounted liabilities can be determined reasonably objective and verifiable.

Antitrust and other legal liabilities

For the antitrust cases, the company has hired a number of expert external law firms specialized in these kinds of issues. Based on their input and information the undiscounted liabilities are reliably determined. For the other legal liabilities, for the larger cases outside counsel and (insurance) experts are involved. Based on their input and information the undiscounted liabilities are determined for these cases. For the remaining smaller issues, in-house lawyers and experts based on their expertise and experience assess the undiscounted liabilities to be recognized. So here also the undiscounted liabilities can be determined reasonably objectively and verifiably.

•	Historical experience on the timing of cash payments

Restructuring provisions

In the previous bullet we described how the liabilities are determined. It should be noted that the restructuring provisions reflect the liabilities for up to a hundred plans recognized in the local books of the legal entity concerned. Each year numerous new plans are added and provisions often are denominated in currencies other than the

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euro, leading to currency translation differences. This makes an experience analysis at an aggregated level very complex and costly. The most directly verifiable analysis would be to compare the estimated current portion of a provision with the actual payments made in the next year.

For the last four years, this analysis works out as follows:

	Total provision	Current portion	Paid in next year

2002	332	216	219
2003	292	160	172
2004	241	121	109
2005	241	118	118

Based on this analysis, it can be concluded that the timing and the amounts of the cash payments for these liabilities were reliably determined as the deviation between expected and actual payments are within a 10% range. Over the last years, management is not aware of major changes in the expected timing of restructuring plans.

Environmental provisions

As described above, the undiscounted liability was partially determined by third party experts and partly by internal experts. A similar analysis of the environmental provision, which reflects some 325 individual environmental cases at over 200 sites, works out as follows:

	Total provision	Current portion	Paid in next year

2002	204	22	14
2003	202	20	22
2004	242	37	38
2005	267	83	43

Up to 2004 the estimates of the current portion appear to be reasonable. Although 2002 displays a relatively larger deviation, the absolute amount is not that material to the company’s financial statements. In 2005, a serious speed-up in clean-up activities was expected, in line with the company’s increased Corporate Social Responsibility-activities and focus of the Board of Management on the clean-up of old contingencies. In practice, in 2006 after all it was not feasible to carry out these activities at the earlier expected speed. This should be seen as an incident and not so much as proof that the company cannot make reliable estimates and the timing thereof. So the company is of the opinion that, assisted by external experts, it can make reasonably reliable estimates of the timing and amounts of the cash payments for the environmental liabilities, which, given the nature of estimates, can deviate from the actual outcomes.

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Antitrust and other legal provisions

The analysis of the current portion of the antitrust and other legal provisions works out as follows:

	Total provision	Current portion	Paid in next year

2002	338	115	84
2003	312	124	84
2004	393	212	122
2005	439	300	138

Although a large portion is based on third-party expert opinions, the deviations between the estimated current portion and the amount actually paid in the next year is large. The current portion in hindsight appears to have been determined too high.

•

Management now comes to the conclusion that the antitrust and other legal provisions, which were discounted under IFRS, after all do not qualify for discounting under US GAAP, due to the fact that our ability to estimate the timing of the cash payments appeared, with hindsight, to be insufficient even though thought to be reasonable at the time.

At year-end 2005, the discounted sundry provisions amounted to EUR 439 million, and the undiscounted liability was EUR 454 million, so a difference of EUR 15 million. This is an immaterial amount (only 0.2%) when compared to the company’s US GAAP shareholders’ equity of EUR 6,701 million at December 31, 2005.

As mentioned in our response to your prior comment 22, the 2005 charge for the unwind of discounting of the sundry provisions was EUR 13 million for these provisions, which reflects the roll-over effect for 2005. This is an immaterial amount (only 2%) when compared to the company’s 2005 US GAAP net income of EUR 710 million.

At the beginning of 2005, the iron curtain effect would have been EUR 28 million (EUR 13 million plus EUR 15 million). This reflects 4% of 2005 US GAAP net income, which we also consider immaterial.

It should be noted that there is a limited tax effect on the discounting as the major part of the antitrust provision is not taxable because they relate to governmental fines, which are not tax deductible.

In future filings, for US GAAP purposes, the antitrust and other legal provisions will no longer be discounted, unless there is a very clear indication that the timing of (a portion of) the undiscounted liabilities actually can be determined reasonably objective and verifiable. The iron curtain effect at the end of 2005 of EUR 15 million will be included in 2006 US GAAP net income.

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FORMS 6-K FILED APRIL 20, 2006 AND JULY 20, 2006

Comment 11

We read in your response to our prior comment 25 that lAS 34 is not yet mandatory under Dutch Law. If you believe that you are not required to provide interim financial reports in accordance with IFRS in your home country, and therefore under General Instruction B to Form 6-K would not provide interim financial reports in accordance with IFRS on Form 6-K, please tell us why you did not fully address for readers how your interim financial statements deviated from the disclosure requirements of lAS 34. Refer to paragraph 16(a) and 19 of lAS 34.

Response

In future interim financial statements, we will include a statement that the report in all material respects complies with IAS 34.

Thank you in advance for your consideration and help in this matter. We look forward to discussing the attached with you. We appreciate your willingness to grant us additional time in preparing this response. If you have any questions please call Richard C. Morrissey (tel. +44 20 7959 8520) or, if more convenient for you, call Sullivan & Cromwell’s Washington office (tel. 956 7500) and ask to be transferred. Mr. Morrissey can then arrange for a conference call with all relevant parties as before.

Very truly yours,

Jacq J.M. Derckx

Director Financial Reporting
Akzo Nobel N.V.

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